Exhibit 99.1

Points.com Helps Ghosts and Goblins Save Green This Halloween
With Loyalty Rewards Shopping and Saving Tips

TORONTO (October 8, 2009) – From haunted houses and costume parties to jack-o’-lanterns and trick-or-treating, adults and children alike are shopping for their favorite outfits, candies and fresh pumpkins—all to make this Halloween one to remember. This Halloween, don’t add a dent in your bank account to the list of creepy crawlies that scare you. Millions of consumers have access to trillions of frequent flier miles and other rewards points—an underused currency that can be used to purchase anything from pirate costumes to vampire teeth to make a truly ghoulish Halloween.

If you’re planning the Halloween of a lifetime while also saving a little extra money, redeeming rewards earned through loyalty programs are the answer. Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the world's leading loyalty reward solutions provider and owner of Points.com, offers several easy and economical ways to save money by not only redeeming miles and points for this Halloween’s must-have goodies, but the site’s Global Points Exchange service will help jet set party goers fly to one of the season’s best Halloween parties.

Points can help maximize Halloween fun while minimizing costs with a number products and services that will make All Hallow’s Eve the best it can be:

  The Monster Mash. Whether you want to be a witch, an angel or a mummy, redeem your rewards for gift cards at retailers like Amazon.com or T.J. Maxx® that can be used to purchase Halloween costumes. If Fido needs a costume, too, consider a gift card for PETCO.

  When Summer leaves, it brings the Fall Leaves. Halloween isn’t just about hocus pocus; it also means a change in the weather. From the falling leaves to the cool weather, fall requires some extra up-keep around the yard. Make sure to have all you need to spruce up your lawn and bushes so they’re perfectly presentable to trick-or-treaters. Turn rewards into gift cards that can be used at stores like Home Depot or Lowes for all your lawn and garden needs.

  Spooky Movie Marathon. If you plan on spending a more subdued Halloween at home, use your rewards to purchase gift cards from retailers like Blockbuster or Best Buy to stock up on your favorite scary movies.

  Haunted Happenings in Salem (or New Orleans, or Charleston, or New York). The weeks leading up to Halloween are filled with parades, parties and ghost tours from coast to coast. From large cities such as New York and Old Montreal to smaller, but still delightfully scary places like Gettysburg, Penn. or Galveston, Tex. Even take a trip to Salem to see where it all started. Use your rewards for flights and hotel stays in your ghostly city of choice from some of our many partners including: American Airlines AAdvantage®, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles®, InterContinental Hotels Group's Priority Club® Rewards and more. Just a few miles or points short of a redemption level? Check out Points.com for more ways to earn, purchase or trade for additional miles or points to get you to the reward level you desire.

Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter, become a Facebook fan or track your balances in iGoogle.

Points.com offers tips for Halloween savings by redeeming rewards, page 2

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, visit http://www.points.com.

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For more information about these tips or to interview Chris Barnard, contact:

Media relations:
Jordan Fischler
Allison & Partners
T. 646-428-0604; E. points@allisonpr.com

Investor relations:
Alex Wellins
The Blueshirt Group
T. 415-217-7722

Brinlea Johnson
The Blueshirt Group
T. 212-551-1453